UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

On September 18, 2025, the holders of all 5,000,000 warrants issued in a registered offering in December 2024 (the "Offering Warrants") elected to exercise their Offering Warrants, at an exercise price of $3.00 per Offering Warrant, for 5,000,000 ordinary shares of Rezolve AI plc (the "Company"), generating aggregate gross proceeds to the Company of $15 million. As previously announced on September 18, 2025, the early expiration date of the Offering Warrants was triggered in accordance with the terms of the Offering Warrants following the Company's share VWAP being at or above $6.00 for five consecutive trading days in September.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 23, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman